Van Kampen California Municipal Trust (VKC)


Item 77.C.     Matters Submitted to a Vote of Security Holders

      At a Special Meeting of Shareholders held on August 12, 2005, the shareholders approved an Agreement and Plan of Reorganization, dated February 3, 2005, between Van Kampen
California Municipal Trust (the "Target Fund") and Van Kampen California Value Municipal Income Trust (the "Acquiring Fund"), the termination of the registration of the Target Fund under the Investment Company Act of 1940, as amended, and the dissolution of the Target Fund under applicable state law.

Common shares:

For:           1,715,838.848
Against:       72,113.517
Abstain:       175,798.851
Broker non-vote:    1,189,426.000


With respect to the preferred shares the meeting was adjourned to November 22, 2005.

Preferred shares:

For:      215
Against:  0
Abstain:  21